SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of April 04 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



To:          Listing Applications
             UK Listing Authority
             Financial Services Authority
             25, The North Colonnade
             Canary Wharf
             London, E14 5HS





Please ensure the entries on this return are typed



1. Name of company


Marconi Corporation plc



2. Name of scheme


Employee Share Option Plan



3. Period of return:


From      1 October 2004                             To     31 March 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


3,916,102



5. Number of shares issued / allotted under scheme during period:


734,321



6. Balance under scheme not yet issued / allotted at end of period


3,181,781



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


285,000 ordinary shares of 25p each on 18 February 2004



Please confirm total number of shares in issue at the end of the period in order for us to update our records


208,740,939



Contact for queries


Name             Kevin Smith


Address          New Century Park, PO Box 53, Coventry CV3 1HJ


Telephone        02476 563704



Person making the return


Name             Kevin Smith


Position         Deputy Secretary


Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.









                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



To:          Listing Applications
             UK Listing Authority
             Financial Services Authority
             25, The North Colonnade
             Canary Wharf
             London, E14 5HS





Please ensure the entries on this return are typed



1. Name of company


Marconi Corporation plc



2. Name of scheme


Senior Management Share Option Plan



3. Period of return:


From      1 October 2004                             To     31 March 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


8,110,200



5. Number of shares issued / allotted under scheme during period:


3,096,000



6. Balance under scheme not yet issued / allotted at end of period


5,014,200



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


305,000 ordinary shares of 25p each on 2 February 2004



Please confirm total number of shares in issue at the end of the period in order for us to update our records


208,740,939



Contact for queries


Name             Kevin Smith


Address          New Century Park, PO Box 53, Coventry CV3 1HJ


Telephone        02476 563704



Person making the return


Name             Kevin Smith


Position         Deputy Secretary


Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.









                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



To:          Listing Applications
             UK Listing Authority
             Financial Services Authority
             25, The North Colonnade
             Canary Wharf
             London, E14 5HS





Please ensure the entries on this return are typed



1. Name of company


Marconi Corporation plc



2. Name of scheme


Warrants



3. Period of return:


From      1 October 2004                             To     31 March 2005



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


374,239



5. Number of shares issued / allotted under scheme during period:


3,359



6. Balance under scheme not yet issued / allotted at end of period


370,880



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


285,000 ordinary shares of 25p each on 18 February 2004



Please confirm total number of shares in issue at the end of the period in order for us to update our records


208,740,939



Contact for queries


Name             Kevin Smith


Address          New Century Park, PO Box 53, Coventry CV3 1HJ


Telephone        02476 563704



Person making the return


Name             Kevin Smith


Position         Deputy Secretary


Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 04 April 2005